SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CALENDÁRIO ANUAL 2015

CALENDÁRIO ANUAL DE EVENTOS CORPORATIVOS
Denominação Social	TIM PARTICIPAÇÕES S.A.
Endereço da Sede	Avenida das Américas, nº 3.434, Bloco 1, 7º andar - parte, Barra da Tijuca, Cidade e Estado do Rio de Janeiro, CEP: 22640-102
Endereço na Internet	www.tim.com.br/ri
Diretor de Relações com Investidores	Nome: Rogério Tostes Lima
E-mail: ri@timbrasil.com.br
Telefone(s): 21-4109-3742
Fax: 21-4109-3990
Responsável pela Área de Relações com Investidores	Nome: Leonardo Marques Wanderley
E-mail: lwanderley@timbrasil.com.br
Telefone(s): 21-4109-4017
Fax: 21-4109-3990
Jornais (e localidades) em que publica seus atos societários	Diário Oficial do Estado do Rio de Janeiro Valor Econômico Jornal do Commercio

A. AGENDAMENTO OBRIGATÓRIO

Demonstrações Financeiras Anuais Completas relativas ao exercício social findo em 31/12/2014
EVENTO	DATA
Divulgação via IPE	03/02/2015

Demonstrações Financeiras Padronizadas – DFP relativas ao exercício social findo em 31/12/2014
EVENTO	DATA
Divulgação via ENET	03/02/2015

Demonstrações Financeiras Anuais traduzidas para o inglês relativas ao exercício social findo em 31/12/2014 (Informação obrigatória somente para as companhias do Novo Mercado e do Nível 2)
EVENTO	DATA
Divulgação via IPE	03/02/2015

Formulário de Referência relativo ao exercício social em curso
EVENTO	DATA
Divulgação via ENET	30/05/2015

Informações Trimestrais – ITR

EVENTO – Divulgação via ENET	DATA
Referentes ao 1º trimestre	05/05/2015
Referentes ao 2º trimestre	04/08/2015
Referentes ao 3º trimestre	03/11/2015

Informações Trimestrais traduzidas para o inglês (Informação obrigatória somente para as companhias do Novo Mercado e do Nível 2)
EVENTO – Divulgação via IPE	DATA
Referentes ao 1º trimestre	05/05/2015
Referentes ao 2º trimestre	04/08/2015
Referentes ao 3º trimestre	03/11/2015

Assembleia Geral Ordinária e Extraordinária
EVENTO	DATA
Envio da proposta da administração via IPE	10/03/2015
Envio do Edital de Convocação via IPE	10/03/2015
Realização da Assembleia Geral Ordinária e Extraordinária	14/04/2015
Envio do sumário das principais deliberações ou da ata da Assembleia via IPE	14/04/2015

Reunião Pública com Analistas
EVENTO	DATA
Realização de Reunião Pública com Analistas, aberta a outros interessados (Rio de Janeiro – local e data a definir)	11/2015

B. AGENDAMENTO FACULTATIVO

(Eventos já programados quando da primeira apresentação do Calendário Anual)

Reuniões do Conselho de Administração
EVENTO	DATA
Reunião do Conselho de Administração – Demonstrações Financeiras (“DFs”) do exercício findo em 31 de dezembro de 2014.	03/02/2015
Envio da ata da Reunião do Conselho de Administração à BM&FBOVESPA	03/02/2015
EVENTO	DATA
Reunião do Conselho de Administração – Informações Trimestrais (“ITRs”) do 1º Trimestre	05/05/2015
Envio da ata da Reunião do Conselho de Administração à BM&FBOVESPA	05/05/2015
EVENTO	DATA
Reunião do Conselho de Administração – Informações Trimestrais (“ITRs”) do 2º Trimestre	04/08/2015
Envio da ata da Reunião do Conselho de Administração à BM&FBOVESPA	04/08/2015
EVENTO	DATA
Reunião do Conselho de Administração – Informações Trimestrais (“ITRs”) do 3º Trimestre	03/11/2015
Envio da ata da Reunião do Conselho de Administração à BM&FBOVESPA	03/11/2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 10, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.